UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2015

BAYLAKE CORP.
(Exact name of registrant as specified in its charter)

Wisconsin
(State or other jurisdiction of incorporation)

001-16339	39-1268055
(Commission File Number)	(I.R.S. Employer I.D. Number)

217 North Fourth Avenue Sturgeon Bay, Wisconsin	54235
(Address of Principal Executive Offices)	(Zip Code)

920-743-5551
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On September 8, 2015, Baylake Corp. ("Baylake") and Nicolet Bankshares, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Baylake will merge with and into Nicolet (the "Merger"). Following the Merger, Baylake Bank, the wholly-owned bank subsidiary of Baylake, will merge with and into Nicolet National Bank, Nicolet’s wholly-owned bank subsidiary, with Nicolet National Bank continuing as the surviving bank, with all bank branches operating under the Nicolet National Bank brand.

Nicolet and Baylake have agreed to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which will include a joint proxy statement/prospectus. As soon as practicable following effectiveness of the registration statement on Form S-4, each of Nicolet and Baylake will call a special shareholders meeting to approve the Merger Agreement. Subject to the provisions relating to change in recommendation in connection with a superior proposal, the parties' respective boards of directors have agreed to recommend that their respective shareholders approve the Merger Agreement.

Merger Consideration.  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Baylake common stock (other than Baylake common stock held in treasury by Baylake or held directly or indirectly by Nicolet, which shares will be canceled prior to any exchange therefor), will be exchanged for the right to receive 0.4517 of a share of Nicolet common stock and cash in lieu of any fractional shares.

Treatment of Restricted Stock and Stock Options.  At the Effective Time, and subject to the exchange ratio outlined in the Merger Agreement, each restricted stock unit and option granted by Baylake, whether vested or unvested, shall be substituted with an equity award issued under a Nicolet stock plan or adjusted under a Baylake stock plan to be exercisable for Nicolet common stock.

Board of Directors and Executive Officers.  Upon consummation of the Merger, the board of directors of Nicolet will consist of sixteen members, eight selected by the Nicolet board of directors and eight selected by the Baylake board of directors. The Nominating Committee of the Nicolet board of directors shall consist of two directors each from Nicolet and Baylake for a period of two years after closing. Nicolet will establish a Co-Chairman and Co-Chief Executive Officer structure for Robert B. Atwell and Robert J. Cera, and deliver an employment agreement to Robert J. Cera as of the closing date.

Closing Conditions.  Consummation of the Merger is subject to certain mutual closing conditions, including, without limitation, (i) the approval of the Merger Agreement by the shareholders of both Nicolet and Baylake; (ii) Nicolet listing its common stock on NASDAQ; (iii) the registration statement on Form S-4 shall become effective; (iv) the absence of certain legal proceedings challenging the Merger; and (v) the receipt of all required regulatory approvals.

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In addition to these mutual conditions, each party's obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of each party’s representations and warranties; and (ii) each party's compliance with its covenants and agreements contained in the Merger Agreement.

Representations, Warranties and Covenants.  The Merger Agreement includes detailed representations, warranties and covenant provisions that are customary for transactions of this type.

No Solicitation.  The Merger Agreement restricts the ability of either Nicolet or Baylake to solicit proposals or enter into agreements relating to alternative business combination transactions. However, should either Nicolet or Baylake receive an unsolicited bona fide Acquisition Proposal (as defined in the Merger Agreement), and the receiving entity’s board of directors concludes in good faith that such proposal is or would reasonably be likely to result in an Acquisiton Proposal which is superior to that described in the Merger Agreement, such entity may negotiate with the third party. The receiving party may not terminate the Merger Agreement in order to enter into an agreement with respect to such an Acquisiton Proposal without providing the other party to the Merger Agreement five business days to respond to such unsolicited Acquisition Proposal, during which time the parties to the Merger Agreement shall cooperate with each other with the intent of engaging in good faith neogiations.

Termination.  The Merger Agreement contains certain termination rights for both Nicolet and Baylake, including, among others, the right to terminate, by either party, (i) if the required regulatory approvals are not obtained; (ii) if the Merger is not consummated on or before September 8, 2016; (iii) if Nicolet’s shareholders or Baylake’s shareholders fail to approve the Merger Agreement; (iv) upon a breach by either Nicolet or Baylake of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement; or (v) if Nicolet or Baylake becomes subject to a law or order that prevents the Merger from being consummated. In addition, Nicolet or Baylake may terminate the Merger Agreement to enter into an alternative business combination transaction pursuant to a superior proposal as described above. If the Merger Agreement is terminated under certain circumstances by Nicolet or Baylake, the terminating party has agreed to pay the other party a termination fee of $7.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1.

The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations and warranties (i) have been made only for the purpose of the Merger Agreement; (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement; (iii) are subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors; and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties and not for purpose of establishing such matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning Nicolet and Baylake that each publicly file in reports and statements with the SEC.

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Important Information for Investors

This report relates to the proposed merger transaction involving Nicolet and Baylake.  In connection with the proposed merger, Nicolet and Baylake will file a joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”).  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, BAYLAKE AND THE PROPOSED MERGER.  When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and shareholders of Baylake.  Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov).  Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com.  Copies of the documents filed with the SEC by Baylake will be available free of charge on Baylake’s website at www.baylake.com

Nicolet, Baylake and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of Baylake in connection with the proposed merger.  Information about the directors and executive officers of Nicolet and Baylake will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC.  Information about the directors and executive officers of Nicolet is also included in its annual report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015.  Information about the directors and executive officers of Baylake is also included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995.

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This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance.  This act protects a company from unwarranted litigation if actual results are different from management expectations.  This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Nicolet and Baylake.  These forward-looking statements are subject to a number of factors and uncertainties which could cause Nicolet’s, Baylake’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material.  Forward-looking statements speak only as of the date they are made and neither Nicolet nor Baylake assumes any duty to update forward-looking statements. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements.

In addition to factors previously disclosed in Nicolet’s and Baylake’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and Baylake and between Nicolet National Bank and Baylake Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and Baylake’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts.  Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements.  These statements are based upon the current beliefs and expectations of Nicolet’s and Baylake’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

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The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and Baylake may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Nicolet’s  shareholders or Baylake’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; and (20) competition from other financial services companies in the companies’ markets could adversely affect operations.  Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov).  Additional factors that could cause Baylake’s results to differ materially from those described in the forward-looking statements can be found in Baylake’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov).  All subsequent written and oral forward-looking statements concerning Nicolet, Baylake or the proposed merger or other matters and attributable to Nicolet, Baylake or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above.  Nicolet and Baylake do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Nicolet and Baylake, dated September 8, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAYLAKE CORP.
Date: September 11, 2015
	BY	/s/ Kevin L. LaLuzerne
Kevin L. LaLuzerne,
Senior Vice President and
Chief Financial Officer

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